

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2022

Patrick Orlando
Chief Executive Officer
Benessere Capital Acquisition Corp.
78 SW 7th Street, Unit 800
Miami, FL 33130

> **Re: Benessere Capital Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 8, 2022**
> **File No. 001-39836**

Dear Mr. Orlando:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Jessica Yuan, Esq.